FILE NO. 333-160642

                                                                    CIK #1463595


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 905

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                522 Fifth Avenue
                            New York, New York 10036

     D.   Name and complete address of agents for service:


PAUL, HASTINGS, JANOFSKY & WALKER LLP      VAN KAMPEN FUNDS INC.
Attention:  Michael R. Rosella, Esq.       Attention:  Stefanie Chang Yu, Esq.
75 East 55th Street                        522 Fifth Avenue
New York, New York  10022                  New York, New York  10036


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on September 8, 2009, pursuant to Rule 487.




The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2009-4

Enhanced Sector Strategy, Sector Rotation Portfolio 2009-4


(Van Kampen Unit Trusts, Series 905)

--------------------------------------------------------------------------------


   The unit investment trusts named above (the "Portfolios") each invest in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.


                                September 8, 2009


       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

  The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



Van Kampen
Investments




The Dow Jones Total Market Portfolio, Enhanced Index Strategy

   Investment Objective. The Portfolio seeks above-average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of domestic companies selected by applying separate uniquely specialized enhanced sector strategies. The Portfolio combines ten enhanced sector strategies: the Basic Materials Strategy, the Consumer Goods Strategy, the Consumer Services Strategy, the Energy Strategy, the Financials Strategy, the Health Care Strategy, the Industrials Strategy, the Technology Strategy, the Telecommunications Strategy and the Utilities Strategy. Each strategy makes up that percentage of the initial Portfolio as its respective sector makes up of the Dow Jones U.S. Total Market Index. Please refer to "Portfolio Strategies" for details of each enhanced sector strategy. When the Portfolio terminates you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   The Dow Jones U.S. Total Market Index measures the performance of the U.S. Equity broad market. The index is comprised of all the companies in the Dow Jones Large-Cap Index, Dow Jones Mid-Cap Index and Dow Jones Small-Cap Index.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

     o The Portfolio invests in stocks of small companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                        ---------  ---------
Maximum sales charge                        2.950%   $29.500
                                        =========  =========
Maximum sales charge on
  reinvested dividends                      0.000%   $ 0.000
                                        =========  =========


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                        ---------  ---------
Organization Costs                          0.413%    $3.988
                                        =========  =========
Annual Expenses
Trustee's fee and operating expenses        0.443%    $4.280
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                        ---------  ---------
Total                                       0.484%    $4.680
                                        =========  =========



                                     Example

     This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     382
     3 years                                  956
     5 years                                1,554
     10 years                               3,160


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2010 through June 9, 2010. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit               September 8, 2009

  Mandatory Termination Date             December 8, 2010

  Estimated Net Annual Income*          $0.07685 per Unit

  Estimated Initial Distribution*          $0.02 per Unit

  Record Dates                  10th day of January 2010,
                                 April 2010 and July 2010

  Distribution Dates            25th day of January 2010,
                                 April 2010 and July 2010

  CUSIP Numbers                          Cash - 92120N341
                                     Reinvest - 92120N358
                                Wrap Fee Cash - 92120N366
                            Wrap Fee Reinvest - 92120N374
--------------------------------------------------------------------------------


   * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions".


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Total Market Index (the "Total Market Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".


                            Hypothetical Total Return
--------------------------------------------------------------------------------
                                         Strategy           Total Market
                     Year                 Stocks                Index
               -------------------------------------------------------------
                   1993                    17.78%                9.78%
                   1994                    (1.60)                0.21
                   1995                    34.77                36.62
                   1996                    24.87                22.02
                   1997                    36.12                31.81
                   1998                    18.63                24.90
                   1999                    64.99                22.72
                   2000                    21.65                (9.23)
                   2001                    21.85               (11.95)
                   2002                    (6.07)              (22.08)
                   2003                    52.60                30.75
                   2004                    19.11                12.01
                   2005                    14.12                 6.33
                   2006                    10.49                15.63
                   2007                    (2.92)                6.14
                   2008                   (46.79)              (37.15)
                   Through 08/31/09        36.71                16.61


See "Notes to Hypothetical Performance Tables".

The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2009-4

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           Portfolio (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                Basic Materials - 3.05%
         19       A. Schulman, Inc.                        $       19.8200            3.03%         $     376.58
         13       Allegheny Technologies, Inc.                     29.7800            2.42                387.14
         10       Ashland, Inc.                                    36.4200            0.82                364.20
         13       Avery Dennison Corporation                       30.2600            2.64                393.38
         20       Cabot Corporation                                19.2900            3.73                385.80
         22       Commercial Metals Company                        17.4600            2.75                384.12
         13       Cytec Industries, Inc.                           28.4100            0.18                369.33
         19       Dow Chemical Company                             21.3100            2.82                404.89
          8       Eastman Chemical Company                         50.2600            3.50                402.08
         47       Huntsman Corporation                              8.2100            4.87                385.87
         17       International Paper Company                      22.4400            0.45                381.48
         11       Kaiser Aluminum Corporation                      34.5700            2.78                380.27
          7       PPG Industries, Inc.                             54.8900            3.86                384.23
         10       Reliance Steel & Aluminum Company                38.4000            1.04                384.00
         23       RPM International, Inc.                          16.4100            4.88                377.43
         23       Steel Dynamics, Inc.                             16.6300            1.80                382.49
         56       Stillwater Mining Company                         6.9300            0.00                388.08
         26       Tredegar Corporation                             14.9000            1.07                387.40
         84       USEC, Inc.                                        4.5000            0.00                378.00
         28       Worthington Industries, Inc.                     13.5400            2.95                379.12
                Consumer Goods - 10.07%
         69       Altria Group, Inc.                               18.5000            7.35              1,276.50
         68       Briggs & Stratton Corporation                    18.5400            2.37              1,260.72
         22       Church & Dwight Company, Inc.                    56.5000            0.99              1,243.00
         22       Clorox Company                                   58.5900            3.41              1,288.98
         62       Coca-Cola Enterprises, Inc.                      20.3200            1.57              1,259.84
         20       Deckers Outdoor Corporation                      63.7400            0.00              1,274.80
        112       Del Monte Foods Company                          11.2400            1.78              1,258.88
         53       Flowers Foods, Inc.                              24.0000            2.92              1,272.00
+        40       Garmin, Ltd.                                     32.8600            2.28              1,314.40
         22       Green Mountain Coffee Roasters, Inc.             58.6000            0.00              1,289.20
         44       Hasbro, Inc.                                     28.6900            2.79              1,262.36
         72       KB Home                                          17.7000            1.41              1,274.40
         35       M.D.C. Holdings, Inc.                            36.1700            2.76              1,265.95
         23       NIKE, Inc. - CL B                                54.2300            1.84              1,247.29
         75       Nu Skin Enterprises, Inc. - CL A                 17.0500            2.70              1,278.75
         33       Polaris Industries, Inc.                         37.7700            4.13              1,246.41
         31       Scotts Miracle-Gro Company - CL A                40.1400            1.25              1,244.34
        104       Tyson Foods, Inc.- CL A                          12.2300            1.31              1,271.92
         33       Universal Corporation                            38.2800            4.81              1,263.24
         20       Whirlpool Corporation                            64.0600            2.68              1,281.20



The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2009-4

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           Portfolio (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                Consumer Services - 11.48%
         83       Arbitron, Inc.                           $       17.5200            2.28%         $   1,454.16
+        49       Carnival Corporation                             29.3500            0.00              1,438.15
         77       Cheesecake Factory, Inc.                         19.0200            0.00              1,464.54
         90       Comcast Corporation - CL A                       16.3300            1.65              1,469.70
         99       CTC Media, Inc.                                  14.7700            0.00              1,462.23
        178       Gannett Company, Inc.                             8.1100            1.97              1,443.58
         68       Genesco, Inc.                                    21.1200            0.00              1,436.16
         42       Guess?, Inc.                                     34.4700            1.45              1,447.74
         43       J. Crew Group, Inc.                              33.6500            0.00              1,446.95
         49       Life Time Fitness, Inc.                          29.2400            0.00              1,432.76
         93       Limited Brands, Inc.                             15.3600            3.91              1,428.48
         45       P.F. Chang's China Bistro, Inc.                  31.8500            0.00              1,433.25
+        78       Royal Caribbean Cruises, Ltd.                    18.9100            0.00              1,474.98
         92       SkyWest, Inc.                                    15.8000            1.01              1,453.60
         76       Starbucks Corporation                            19.0200            0.00              1,445.52
         30       Target Corporation                               47.1200            1.44              1,413.60
         52       United Natural Foods, Inc.                       27.8600            0.00              1,448.72
         53       Whole Foods Market, Inc.                         27.6500            0.00              1,465.45
         34       WMS Industries, Inc.                             41.9100            0.00              1,424.94
         99       Wyndham Worldwide Corporation                    14.7500            1.08              1,460.25
                Energy - 11.05%
         64       Atlas America, Inc.                              21.8300            0.00              1,397.12
         49       Atwood Oceanics, Inc.                            28.3200            0.00              1,387.68
         39       Baker Hughes, Inc.                               35.6200            1.68              1,389.18
         73       Chart Industries, Inc.                           19.3900            0.00              1,415.47
        156       El Paso Corporation                               8.8900            2.25              1,386.84
        134       Energy Conversion Devices, Inc.                  10.4300            0.00              1,397.62
         82       Exterran Holdings, Inc.                          16.9500            0.00              1,389.90
         62       Holly Corporation                                22.6200            2.65              1,402.44
         45       Marathon Oil Corporation                         30.7400            3.12              1,383.30
         24       Murphy Oil Corporation                           57.0200            1.75              1,368.48
         37       National-Oilwell Varco, Inc.                     37.4100            0.00              1,384.17
        322       Parker Drilling Company                           4.3200            0.00              1,391.04
         49       Pride International, Inc.                        28.3300            0.00              1,388.17
         67       Rowan Companies, Inc.                            20.6000            0.00              1,380.20
         53       Sunoco, Inc.                                     26.3500            4.55              1,396.55
         75       Superior Energy Services, Inc.                   18.4200            0.00              1,381.50
         98       Tesoro Corporation                               14.1800            2.82              1,389.64
        170       TETRA Technologies, Inc.                          8.3900            0.00              1,426.30
+        18       Transocean, Ltd.                                 76.9400            0.00              1,384.92
         84       Williams Companies, Inc.                         16.7500            2.63              1,407.00


The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2009-4

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           Portfolio (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                Financials - 15.95%
+        77       Aspen Insurance Holdings, Ltd.           $       26.0100            2.31%         $   2,002.77
        198       Associated Banc-Corp                             10.1700            1.97              2,013.66
         70       Assurant, Inc.                                   28.4800            2.11              1,993.60
        117       Bank of America Corporation                      17.0900            0.23              1,999.53
         10       BlackRock, Inc.                                 195.4500            1.60              1,954.50
        227       Cathay General Bancorp                            8.8600            0.45              2,011.22
        229       East West Bancorp, Inc.                           8.8100            0.45              2,017.49
+        58       Endurance Specialty Holdings, Ltd.               34.5000            2.90              2,001.00
         67       Entertainment Properties Trust                   30.3000            8.58              2,030.10
         76       HCC Insurance Holdings, Inc.                     26.4100            2.04              2,007.16
        158       Hudson City Bancorp, Inc.                        12.6801            4.73              2,003.46
         84       Investment Technology Group, Inc.                24.0000            0.00              2,016.00
         99       Knight Capital Group, Inc. - CL A                20.4800            0.00              2,027.52
        147       MB Financial, Inc.                               13.7800            0.29              2,025.66
         96       NASDAQ OMX Group, Inc.                           20.8200            0.00              1,998.72
         39       ProAssurance Corporation                         51.8800            0.00              2,023.32
        382       Susquehanna Bancshares, Inc.                      5.3300            3.75              2,036.06
         83       Tower Group, Inc.                                24.0100            1.17              1,992.83
        108       Trustmark Corporation                            18.7900            4.90              2,029.32
         74       Wintrust Financial Corporation                   27.4100            0.66              2,028.34
                Health Care - 12.72%
         35       Abbott Laboratories                              45.6300            3.51              1,597.05
         46       Amedisys, Inc.                                   35.0000            0.00              1,610.00
         27       Amgen, Inc.                                      58.9500            0.00              1,591.65
         31       Biogen Idec, Inc.                                51.0100            0.00              1,581.31
         20       C.R. Bard, Inc.                                  80.4500            0.85              1,609.00
         54       Community Health Systems, Inc.                   29.5300            0.00              1,594.62
         75       Cubist Pharmaceuticals, Inc.                     21.3900            0.00              1,604.25
         73       Endo Pharmaceuticals Holdings, Inc.              22.4400            0.00              1,638.12
         56       Forest Laboratories, Inc.                        28.6600            0.00              1,604.96
         42       Humana, Inc.                                     37.7900            0.00              1,587.18
         48       Kinetic Concepts, Inc.                           33.3400            0.00              1,600.32
         23       Laboratory Corporation of America
                     Holdings                                      69.5000            0.00              1,598.50
         61       Lincare Holdings, Inc.                           26.1900            0.00              1,597.59
         52       Merck & Company, Inc.                            30.7000            4.95              1,596.40
        111       Mylan, Inc.                                      14.5300            0.00              1,612.83
        126       Odyssey HealthCare, Inc.                         12.7400            0.00              1,605.24
         99       Pfizer, Inc.                                     16.3900            3.90              1,622.61
         70       Sepracor, Inc.                                   22.8200            0.00              1,597.40
         55       UnitedHealth Group, Inc.                         28.8800            0.10              1,588.40
         33       Zimmer Holdings, Inc.                            49.1100            0.00              1,620.63


The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2009-4

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           Portfolio (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                Industrials - 12.31%
        111       Actuant Corporation - CL A               $       14.0400            0.28%         $   1,558.44
         48       Carlisle Companies, Inc.                         32.4600            1.97              1,558.08
         93       Checkpoint Systems, Inc.                         16.8100            0.00              1,563.33
         59       CommScope, Inc.                                  26.0400            0.00              1,536.36
        143       Convergys Corporation                            10.7800            0.00              1,541.54
         99       Deluxe Corporation                               15.6900            6.37              1,553.31
         67       EMCOR Group, Inc.                               23.3300             0.00              1,563.11
         79       EnerSys                                          19.6300            0.00              1,550.77
+       257       Flextronics International, Ltd.                   6.0600            0.00              1,557.42
+        53       Foster Wheeler AG                                29.0600            0.00              1,540.18
+        49       Ingersoll-Rand plc                               31.2400            0.90              1,530.76
         34       Navistar International Corporation               46.3500            0.00              1,575.90
         71       Owens Corning, Inc.                              21.8200            0.00              1,549.22
         44       Owens-Illinois, Inc.                             35.0600            0.00              1,542.64
         62       Pactiv Corporation                               24.8300            0.00              1,539.46
         31       Rock-Tenn Company - CL A                         49.3200            0.81              1,528.92
         93       TeleTech Holdings, Inc.                          16.7500            0.00              1,557.75
+        68       Tyco Electronics, Ltd.                           22.9300            2.79              1,559.24
         64       WESCO International, Inc.                        24.3400            0.00              1,557.76
         52       Wright Express Corporation                       29.9400            0.00              1,556.88
                Technology - 16.53%
        264       ADC Telecommunications, Inc.                      8.0400            0.00              2,122.56
+        83       Amdocs, Ltd.                                     24.9100            0.00              2,067.53
         59       Cognizant Technology Solutions
                     Corporation - CL A                            35.3900            0.00              2,088.01
        171       Dycom Industries, Inc.                           12.2100            0.00              2,087.91
        205       Emulex Corporation                               10.4100            0.00              2,134.05
         96       Fair Isaac Corporation                           21.5600            0.37              2,069.76
        205       Fairchild Semiconductor International, Inc.      10.2000            0.00              2,091.00
        177       Insight Enterprises, Inc.                        11.8800            0.00              2,102.76
        110       Lexmark International, Inc. - CL A               18.8000            0.00              2,068.00
        126       MEMC Electronic Materials, Inc.                  16.5900            0.00              2,090.34
        246       Mentor Graphics Corporation                       8.5300            0.00              2,098.38
        282       Micron Technology, Inc.                           7.3500            0.00              2,072.70
        265       Motorola, Inc.                                    7.7300            0.00              2,048.45
        134       OmniVision Technologies, Inc.                    15.4400            0.00              2,068.96
        120       SanDisk Corporation                              17.4600            0.00              2,095.20
        100       SRA International, Inc. - CL A                   20.7400            0.00              2,074.00
         53       Tech Data Corporation                            38.9700            0.00              2,065.41
         82       Tessera Technologies, Inc.                       25.2600            0.00              2,071.32
         61       Western Digital Corporation                      33.9300            0.00              2,069.73
        241       Xerox Corporation                                 8.6400            1.97              2,082.24



The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2009-4

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           Portfolio (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                Telecommunications - 2.83%
         28       AT&T, Inc.                               $       25.5100            6.43%         $     714.28
         23       CenturyTel, Inc.                                 31.1800            8.98                717.14
        221       Cincinnati Bell, Inc.                             3.2000            0.00                707.20
        101       Frontier Communications Corporation               7.0100           14.27                708.01
         29       NII Holdings, Inc.                               24.4000            0.00                707.60
        204       Qwest Communications International, Inc.          3.4600            9.25                705.84
        192       Sprint Nextel Corporation                         3.8100            0.00                731.52
         26       Telephone and Data Systems, Inc.                 27.9600            1.54                726.96
         19       United States Cellular Corporation               37.4700            0.00                711.93
         23       Verizon Communications, Inc.                     30.6000            6.01                703.80
                Utilities - 4.01%
         20       Allegheny Energy, Inc.                           25.8000            2.33                516.00
         19       Ameren Corporation                               26.8900            5.73                510.91
         16       American Electric Power Company, Inc.            30.9900            5.29                495.84
         39       CMS Energy Corporation                           12.9900            3.85                506.61
         16       Dominion Resources, Inc.                         33.0000            5.30                528.00
         20       DPL, Inc.                                        25.2500            4.51                505.00
         15       DTE Energy Company                               34.8800            6.08                523.20
        266       Dynegy, Inc. - CL A                               1.8500            0.00                492.10
         15       Edison International                             33.1200            3.74                496.80
         30       El Paso Electric Company                         17.1400            0.00                514.20
          6       Entergy Corporation                              79.5800            3.77                477.48
         10       Exelon Corporation                               48.5000            4.33                485.00
         11       FirstEnergy Corporation                          45.8700            4.80                504.57
         11       ITC Holdings Corporation                         46.0500            2.78                506.55
         31       Mirant Corporation                               16.1100            0.00                499.41
         19       NRG Energy, Inc.                                 26.5900            0.00                505.21
         36       Pepco Holdings, Inc.                             14.1700            7.62                510.12
         17       PPL Corporation                                  29.7100            4.64                505.07
         17       Public Service Enterprise Group, Inc.            30.5400            4.35                519.18
         15       Questar Corporation                              33.4800            1.49                502.20
-----------                                                                                         ------------
     14,248                                                                                         $ 252,039.78
===========                                                                                         ============


See "Notes to Portfolios".

Enhanced Sector Strategy, Sector Rotation Portfolio

   Investment Objective. The Portfolio seeks above-average capital appreciation.

   Principal Investment Strategy. The Portfolio invests in stocks selected by applying three of the following separate uniquely specialized sector strategies: the Basic Materials Strategy, the Consumer Goods Strategy, the Consumer Services Strategy, the Energy Strategy, the Financials Strategy, the Health Care Strategy, the Industrials Strategy, the Technology Strategy, the Telecommunications Strategy and the Utilities Strategy. The combined Portfolio strategy first ranks the ten Dow Jones U.S. Total Market sector indexes by the simple average total return of the stocks in each index for the previous six-month period and selects the three highest ranking indexes. The Portfolio invests in the stocks selected using the three sector strategies based on these three highest ranking indexes. Each strategy makes up approximately one-third of the initial Portfolio. Please refer to "Portfolio Strategies" for details of each enhanced sector strategy. When the Portfolio terminates you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses.

     o The Portfolio invests in stocks of small companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small companies may have limited products or financial resources, management inexperience and less publicly available information.


     o The Portfolio is concentrated in securities issued by companies in the basic materials sector, consumer product and retail sector and financials sector. Negative developments in any one of these sectors will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                    Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                       As a % of
                                        Public    Amount
                                       Offering   Per 100
Sales Charge                             Price     Units
                                        ---------  ---------
Initial sales charge                        1.000%   $10.000
Deferred sales charge                       1.450     14.500
Creation and development fee                0.500      5.000
                                        ---------  ---------
Maximum sales charge                        2.950%   $29.500
                                        =========  =========
Maximum sales charge on
  reinvested dividends                      0.000%   $ 0.000
                                         =========  =========


                                        As a %    Amount
                                        of Net    Per 100
                                        Assets     Units
                                        ---------  ---------
Organization Costs                          0.518%    $5.000
                                        =========  =========

Annual Expenses
Trustee's fee and operating expenses        0.626%    $6.048
Supervisory, bookkeeping
  and administrative fees                   0.041      0.400
                                        ---------  ---------
Total                                       0.667%    $6.448
                                        =========  =========



                                     Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio. This example assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%.


     1 year                             $     409
     3 years                                1,038
     5 years                                1,689
     10 years                               3,419


     The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from January 10, 2010 through June 9, 2010. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.

--------------------------------------------------------------------------------
                              Essential Information

  Unit Price at Initial Date of Deposit          $10.0000

  Initial Date of Deposit               September 8, 2009

  Mandatory Termination Date             December 8, 2010

  Estimated Net Annual Income*          $0.09431 per Unit

  Estimated Initial Distribution*          $0.02 per Unit

  Record Dates                  10th day of January 2010,
                                 April 2010 and July 2010

  Distribution Dates            25th day of January 2010,
                                 April 2010 and July 2010

  CUSIP Numbers                          Cash - 92120N309
                                     Reinvest - 92120N317
                                Wrap Fee Cash - 92120N325
                            Wrap Fee Reinvest - 92120N333
--------------------------------------------------------------------------------


   * As of close of business day prior to Initial Date of Deposit. See "Rights of Unitholders -- Estimated Distributions".


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones U.S. Total Market Index (the "Total Market Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".


                            Hypothetical Total Return
            -------------------------------------------------------------
                                      Strategy           Total Market
                  Year                 Stocks                Index
            -------------------------------------------------------------
                1993                    24.28%                9.78%
                1994                     3.08                 0.21
                1995                    41.40                36.62
                1996                    20.52                22.02
                1997                    38.87                31.81
                1998                    28.54                24.90
                1999                   119.54                22.72
                2000                    11.17                (9.23)
                2001                    12.03               (11.95)
                2002                    (0.42)              (22.08)
                2003                    50.86                30.75
                2004                    17.39                12.01
                2005                    12.00                 6.33
                2006                    17.49                15.63
                2007                     0.55                 6.14
                2008                   (36.90)              (37.15)
                Through 08/31/09        26.28                16.61

See "Notes to Hypothetical Performance Tables".



Enhanced Sector Strategy, Sector Rotation Portfolio 2009-4

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           Portfolio (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                Basic Materials - 33.44%
        127       A. Schulman, Inc.                        $       19.8200            3.03%         $   2,517.14
         84       Allegheny Technologies, Inc.                     29.7800            2.42              2,501.52
         69       Ashland, Inc.                                    36.4200            0.82              2,512.98
         83       Avery Dennison Corporation                       30.2600            2.64              2,511.58
        130       Cabot Corporation                                19.2900            3.73              2,507.70
        143       Commercial Metals Company                        17.4600            2.75              2,496.78
         88       Cytec Industries, Inc.                           28.4100            0.18              2,500.08
        122       Dow Chemical Company                             21.3100            2.82              2,599.82
         50       Eastman Chemical Company                         50.2600            3.50              2,513.00
        310       Huntsman Corporation                              8.2100            4.87              2,545.10
        111       International Paper Company                      22.4400            0.45              2,490.84
         73       Kaiser Aluminum Corporation                      34.5700            2.78              2,523.61
         46       PPG Industries, Inc.                             54.8900            3.86              2,524.94
         66       Reliance Steel & Aluminum Company                38.4000            1.04              2,534.40
        152       RPM International, Inc.                          16.4100            4.88              2,494.32
        151       Steel Dynamics, Inc.                             16.6300            1.80              2,511.13
        369       Stillwater Mining Company                         6.9300            0.00              2,557.17
        169       Tredegar Corporation                             14.9000            1.07              2,518.10
        550       USEC, Inc.                                        4.5000            0.00              2,475.00
        185       Worthington Industries, Inc.                     13.5400            2.95              2,504.90
                Consumer Services - 33.31%
        145       Arbitron, Inc.                                   17.5200            2.28              2,540.40
+        84       Carnival Corporation                             29.3500            0.00              2,465.40
        133       Cheesecake Factory, Inc.                         19.0200            0.00              2,529.66
        156       Comcast Corporation - CL A                       16.3300            1.65              2,547.48
        171       CTC Media, Inc.                                  14.7700            0.00              2,525.67
        308       Gannett Company, Inc.                             8.1100            1.97              2,497.88
        117       Genesco, Inc.                                    21.1200            0.00              2,471.04
         72       Guess?, Inc.                                     34.4700            1.45              2,481.84
         75       J. Crew Group, Inc.                              33.6500            0.00              2,523.75
         85       Life Time Fitness, Inc.                          29.2400            0.00              2,485.40
        161       Limited Brands, Inc.                             15.3600            3.91              2,472.96
         78       P.F. Chang's China Bistro, Inc.                  31.8500            0.00              2,484.30
+       134       Royal Caribbean Cruises, Ltd.                    18.9100            0.00              2,533.94
        159       SkyWest, Inc.                                    15.8000            1.01              2,512.20
        133       Starbucks Corporation                            19.0200            0.00              2,529.66
         53       Target Corporation                               47.1200            1.44              2,497.36
         90       United Natural Foods, Inc.                       27.8600            0.00              2,507.40
         91       Whole Foods Market, Inc.                         27.6500            0.00              2,516.15
         60       WMS Industries, Inc.                             41.9100            0.00              2,514.60
        171       Wyndham Worldwide Corporation                    14.7500            1.08              2,522.25



Enhanced Sector Strategy, Sector Rotation Portfolio 2009-4

Portfolio (continued)
-----------------------------------------------------------------------------------------------------------------
                                                                                Current             Cost of
Number                                                     Market Value         Dividend            Securities to
of Shares       Name of Issuer (1)                         per Share (2)        Yield (3)           Portfolio (2)
-----------     ------------------------------------       ---------------      -----------         -------------
                Financials - 33.25%
+        95       Aspen Insurance Holdings, Ltd.           $       26.0100            2.31%         $   2,470.95
        246       Associated Banc-Corp                             10.1700            1.97              2,501.82
         87       Assurant, Inc.                                   28.4800            2.11              2,477.76
        145       Bank of America Corporation                      17.0900            0.23              2,478.05
         13       BlackRock, Inc.                                 195.4500            1.60              2,540.85
        282       Cathay General Bancorp                            8.8600            0.45              2,498.52
        288       East West Bancorp, Inc.                           8.8100            0.45              2,537.28
+        72       Endurance Specialty Holdings, Ltd.               34.5000            2.90              2,484.00
         83       Entertainment Properties Trust                   30.3000            8.58              2,514.90
         94       HCC Insurance Holdings, Inc.                     26.4100            2.04              2,482.54
        196       Hudson City Bancorp, Inc.                        12.6801            4.73              2,485.30
        104       Investment Technology Group, Inc.                24.0000            0.00              2,496.00
        123       Knight Capital Group, Inc. - CL A                20.4800            0.00              2,519.04
        183       MB Financial, Inc.                               13.7800            0.29              2,521.74
        119       NASDAQ OMX Group, Inc.                           20.8200            0.00              2,477.58
         48       ProAssurance Corporation                         51.8800            0.00              2,490.24
        477       Susquehanna Bancshares, Inc.                      5.3300            3.75              2,542.41
        104       Tower Group, Inc.                                24.0100            1.17              2,497.04
        134       Trustmark Corporation                            18.7900            4.90              2,517.86
         92       Wintrust Financial Corporation                   27.4100            0.66              2,521.72
-----------                                                                                         ------------
      8,539                                                                                         $ 150,555.05
===========                                                                                         ============


See "Notes to Portfolios".

Portfolio Strategies


   The following section sets forth the investment strategies used by the Portfolios. Each Portfolio was selected as of the close of business on August 31, 2009.


Basic Materials Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Basic Materials Index from highest to lowest based on the following strategy screens:

    o   Dividend Yield,

    o   Operating Margin,

    o   Price/Book Value Ratio,

    o   Price/Free Cash Flow Ratio,

    o   Price/Sales Ratio, and

    o   Price/Sales to Five-Year Average.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Basic Materials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Book Value Ratio is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Consumer Goods Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Consumer Goods Index from highest to lowest based on the following strategy screens:

    o   Dividend Yield to Five-Year Median,

    o   Long-Term Expected Profit Growth,

    o   One-Year Earnings Growth,

    o   Operating Income Change Last Quarter,

    o   Price/Cash Flow Ratio, and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Consumer Goods Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Consumer Services Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Consumer Services Index from highest to lowest based on the following strategy screens:

    o   Cash Flow to Net Income,

    o   EPS Change Last Quarter,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Sales to Five-Year Average, and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Consumer Services Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Energy Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Oil & Gas Index from highest to lowest based on the following strategy screens:

    o   Enterprise Value to EBITDA,

    o   Five-Year Earnings Growth,

    o   Gross Margin Trend,

    o   Long-Term Expected Profit Growth,

    o   Price/Sales Value Ratio, and

    o   Price/Sales to Three-Year Average.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Oil & Gas Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Long-Term Expected Profit Growth is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Financials Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Financials Index from highest to lowest based on the following strategy screens:

    o   Earnings Predictability,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Book Value Ratio,

    o   Price/Sales Ratio, and

    o   Tangible Book One-Year Change.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Financials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks, provided that the stock of any affiliate of Van Kampen will be excluded and replaced with the stock with the next highest ranking. If two stocks are assigned the same total score, the stock with the higher score for Tangible Book One-Year Change is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Health Care Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Health Care Index from highest to lowest based on the following strategy screens:

    o   Enterprise Value to EBITDA,

    o   Gross Margin,

    o   One-Year Net Income Growth,

    o   Price/Earnings Ratio,

    o   Price/Free Cash Flow Ratio, and

    o   Return on Equity.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Health Care Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Return on Equity is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Industrials Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Industrials Index from highest to lowest based on the following strategy screens:

    o   EPS Revisions Current Quarter,

    o   EPS Surprise Last Quarter,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Free Cash Flow Ratio and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Industrials Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks, provided that the stock of any affiliate of Van Kampen will be excluded and replaced with the stock with the next highest ranking. If two stocks are assigned the same total score, the stock with the higher score for Price/Earnings Ratio is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Technology Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Technology Index from highest to lowest based on the following strategy screens:

    o   Net Profit Margin,

    o   Price/Book Value Ratio,

    o   Price/Sales Ratio,

    o   Price/Sales to Five-Year Average,

    o   Tangible Book Five-Year Change, and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Technology Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Total Return for the Past Six Months is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Telecommunications Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S.
Telecommunications Index from highest to lowest based on the following strategy screens:

    o   Asset Turnover Trend,

    o   Dividend Yield,

    o   Enterprise Value to EBITDA,

    o   Price/Cash Flow Ratio,

    o   Three-Year Sales Growth, and

    o   Total Return for the Past Six Months.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Telecommunications Index. The strategy ranks the remaining stocks by total score and selects the top 10 stocks. If two stocks are assigned the same total score, the stock with the higher score for Enterprise Value to EBITDA is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Utilities Strategy

   Beginning with the stocks in the Dow Jones U.S. Total Market Index, the strategy excludes the bottom 1% of stocks based on market capitalization. The strategy then ranks each remaining company in the Dow Jones U.S. Utilities Index from highest to lowest based on the following strategy screens:

    o   EBIT Margin,

    o   Long-Term Expected Profit Growth,

    o   Price/Earnings Ratio,

    o   Price/Book Value Ratio versus Three-Year Average,

    o   Price/Cash Flow Ratio, and

    o   Price/Sales to Three-Year Average.

   Please refer to the "Glossary of Strategy Screens" for definitions of these screens. The strategy assigns each stock a rank score for each of these categories with the lowest score being 1 and the highest score being the total number of stocks in the Dow Jones U.S. Utilities Index. The strategy ranks the remaining stocks by total score and selects the top 20 stocks. If two stocks are assigned the same total score, the stock with the higher score for Price/Earnings Ratio is ranked higher. In addition, a stock will be excluded and such stock will be replaced with the stock with the next highest total score if, based on publicly available information as of the selection date, the company is the target of an announced business acquisition which the Sponsor expects will close within six months of the date of this prospectus.

Glossary of Strategy Screens

Asset Turnover Trend - The median asset turnover for the four most recent quarters divided by the median asset turnover of the 12 most recent quarters. Asset turnover is the sum of the four most recent quarters of sales divided by the average of the four most recent quarters of assets.

Cash Flow to Net Income - Sum of the four most recent quarters of cash flow divided by sum of the four most recent quarters of net income. Cash flow is defined as income before extraordinary items plus depreciation and amortization.

Dividend Yield - The indicated annual dividend divided by the current stock price.

Dividend Yield to Five-Year Median - Current dividend yield divided by the median dividend yield over the past 60 months.

Earnings Predictability - A ratio that seeks to measure of the stability of year-to-year earnings growth over the past 20 quarters. Calculated by dividing the standard deviation of year-to-year changes in per-share earnings by the average year-to-year change in per-share earnings.

EBIT Margin - Earnings before interest and taxes (EBIT) divided by sales.

Enterprise Value to EBITDA - Enterprise value divided by earnings before interest, taxes, depreciation, and amortization. Enterprise value equals stock market capitalization plus sum of debt and preferred stock minus cash and cash equivalents.

EPS Change Last Quarter - Year-to-year change in operating earnings per share. Operating earnings exclude the effect of all nonrecurring items, including cumulative effect of accounting changes, discontinued operations, extraordinary items, special items, and one-time income tax expenses/benefits.

EPS Revisions Current Quarter - The net percentage of positive profit-estimate revisions. First, the number of earnings estimates for the next fiscal quarter that have been decreased from the prior month are subtracted from the number that have been increased. Next, that result is divided by the total number of earnings estimates for the quarter.

EPS Surprise Last Quarter - The difference between last quarter's actual earnings per share and the average estimate, divided by the absolute value of the actual earnings per share.

Five-Year Earnings Growth - The difference between operating earnings per share in the most recent four quarters and operating earnings per share in the four quarters five years earlier, expressed as a percentage.

Gross Margin - Net sales in most recent four quarters minus cost of goods sold in most recent four quarters, with this total then divided by net sales.

Gross Margin Trend - The median gross margin over the past four quarters divided by median gross margin over the past 12 quarters.

Long-Term Expected Profit Growth - The simple average of analysts' estimates for five-year growth in earnings per share.

Net Profit Margin - Net income divided by sales.

One-Year Earnings Growth - The difference between operating earnings per share in the most recent four quarters divided by operating earnings per share in the four quarters one year earlier, expressed as a percentage.

One-Year Net Income Growth - The difference between net earnings per share in the most recent four quarters and net earnings per share in the four quarters one year earlier, expressed as a percentage. Net earnings exclude discontinued operations and extraordinary items.

Operating Margin - Operating income before deprecation divided by sales, calculated for most recent four quarters.

Operating Income Change Last Quarter - The difference between operating income in the latest quarter and the year-earlier quarter.

Price/Earnings Ratio - Stock price divided by earnings per share from operations over past four quarters.

Price/Book Value Ratio - Stock price divided by current book value per share.

Price/Book Value Ratio versus Three-Year Average - The current price/book value ratio divided by the median of the price/book value ratio over the past 36 months.

Price/Cash Flow Ratio - Stock price divided by per-share cash flow over past four quarters, with cash flow defined as net income plus depreciation and amortization.

Price/Free Cash Flow Ratio - Stock price divided by per-share free cash flow over past four quarters. Free cash flow represents the net change in cash from all items classified in the operating activities section on a statement of cash flows, minus capital spending and cash dividends.

Price/Sales Ratio - Stock price divided by per-share sales over most recent four quarters.

Price/Sales to Three-Year Average - Current price/sales ratio divided by median price/sales ratio over past 36 months.

Price/Sales to Five-Year Average - Current price/sales ratio divided by median price/sales ratio over past 60 months.

Return on Equity - Income before extraordinary items over most recent four quarters divided by average for common equity over four most recent quarters

Tangible Book One-Year Change - The change in tangible shareholders equity per share over the most recent year. Tangible shareholders equity equals shareholders equity minus intangible assets, such as goodwill.

Tangible Book Five-Year Change - The change in tangible shareholders equity per share over the past five years. Tangible shareholders equity equals shareholders equity minus intangible assets, such as goodwill.

Three-Year Sales Growth - The difference between per-share sales in the most recent four quarters and per-share sales in the four quarters three years earlier, expressed as a percentage.

Total Return for the Past Six Months - The percentage return on a stock over most recent six months, reflecting dividends and change in stock price.

Notes to Hypothetical Performance Tables

   Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical Portfolio expenses and sales charges. Average annual total return reflects annualized change while total return reflects aggregate change and is not annualized. The sales charge used for the total returns is 2.95% for the first year and 1.95% for subsequent years, which reflects the Portfolios' reduced sales charge for "rollover" investments. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration commissions or taxes. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   These tables represent hypothetical past performance of the Portfolio strategies (not the Portfolios) and are not guarantees or indications of future performance of any Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the Portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg L.P., Dow Jones Corporation, Horizon Investment Services, Ibbotson Associates, Factset, Compustat, Morgan Stanley Capital International and Standard & Poor's. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

Notes to Portfolios


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on September 4, 2009 and have a settlement date of September 10, 2009 (see "The Portfolios").


   (2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                                    Cost to              Profit (Loss)
                                                                                    Sponsor               To Sponsor
                                                                                 ------------            ------------
          The Dow Jones Total Market Portfolio, Enhanced Index Strategy          $     252,467           $      (427)
          Enhanced Sector Strategy, Sector Rotation Portfolio                    $     150,811           $      (256)


          "+" indicates that the stock was issued by a foreign company.



   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates.




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Unitholders of Van Kampen Unit Trusts, Series 905:

   We have audited the accompanying statements of condition including the related portfolios of The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2009-4 and Enhanced Sector Strategy, Sector Rotation Portfolio 2009-4 (included in Van Kampen Unit Trusts, Series 905) as of September 8, 2009. The statements of condition are the responsibility of the Sponsor. Our responsibility is to express an opinion on such statements of condition based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of Securities as shown in the statements of condition as of September 8, 2009. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

   In our opinion, the statements of condition referred to above present fairly, in all material respects, the financial position of The Dow Jones Total Market Portfolio, Enhanced Index Strategy 2009-4 and Enhanced Sector Strategy, Sector Rotation Portfolio 2009-4 (included in Van Kampen Unit Trusts, Series 905) as of September 8, 2009, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ GRANT THORNTON LLP
   New York, New York
   September 8, 2009


                             STATEMENTS OF CONDITION

                             As of September 8, 2009

                                                           The Dow
                                                            Jones           Enhanced
                                                         Total Market        Sector
                                                          Portfolio,        Strategy,
                                                           Enhanced          Sector
                                                             Index          Rotation
INVESTMENT IN SECURITIES                                   Strategy         Portfolio
                                                         -------------    -------------
Contracts to purchase Securities (1)                     $     252,040    $     150,555
                                                         -------------    -------------
     Total                                               $     252,040    $     150,555
                                                         =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                              $       1,015    $         760
     Deferred sales charge liability (3)                         3,692            2,205
     Creation and development fee liability (4)                  1,273              760
Interest of Unitholders--
     Cost to investors (5)                                     254,590          152,080
     Less: initial sales charge (5)(6)                           2,550            1,525
Less: deferred sales charge, creation and development
         fee and organization costs (2)(4)(5)(6)                 5,980            3,725
                                                         -------------    -------------
         Net interest to Unitholders (5)                       246,060          146,830
                                                         -------------    -------------
     Total                                               $     252,040    $     150,555
                                                         =============    =============
Units outstanding                                               25,459           15,208
                                                         =============    =============
Net asset value per Unit                                 $       9.665    $       9.655
                                                         =============    =============


--------------------------------------------------------------------------------

   (1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.


   (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.


   (3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

   (4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

   (5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

   (6)  Assumes the maximum sales charge.




THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Asset Management, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of equity securities which are components of major stock market indexes. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related index.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective and investment strategy of each Portfolio is described in the individual Portfolio sections. Each Portfolio follows an investment strategy created and implemented by Horizon Investment Services, LLC using its Quadrix stock rating system. There is no assurance that a Portfolio will achieve its objective.

   The Portfolios offer the potential to achieve better performance than the related indexes through index-based investment strategies. Certain strategies may also offer the potential for less volatility or potential for higher dividend income when compared to the related index. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   Except as described herein, the publisher of the indices has not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and has not approved any information herein relating thereto. The publisher of these indices is not affiliated with the Sponsor.

   The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly. Dow Jones' only relationship to the Portfolios is the licensing of certain trademarks, trade names and service marks of Dow Jones and the Dow Jones indices, which are determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones indices. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIOS.

   The Sponsor does not manage the Portfolios. You should note that the selection criteria were applied to the Securities for inclusion in the Portfolios as of the applicable selection time. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund. In addition, because some Portfolios hold relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends received by a Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for a Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Strategy Correlation. Each Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the Portfolios are created at various times during the year and have 15 month terms,

     o a Portfolio may not be fully invested at all times, and o fees and expenses of a Portfolio.

   In addition, the stock selection strategy of a Portfolio may not be successful in identifying stocks that appreciate in value or pay significant dividends. A Portfolio may not achieve its objective if this happens.

   Industry Concentrations. Your Portfolio may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Basic Materials Issuers. The Enhanced Sector Strategy, Sector Rotation Portfolio invests significantly in companies in the basic materials industry. Companies in the basic materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, leading to poor investment returns. Companies in the basic materials sector are at risk for environmental damage and product liability claims. Companies in the basic materials sector may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.

   Consumer Product and Retail Issuers. The Portfolios invest significantly in companies that manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace.


   Financial Services Issuers. The Portfolios invest significantly in banks and other financial services companies.

   The effects of the global financial crisis that began to unfold in 2007 continue to manifest in nearly all the sub-divisions of the financial services industry. Financial losses and write downs among investment banks and similar institutions reached significant levels in 2008. The impact of these losses among traditional banks, investment banks, broker/dealers and insurers has forced a number of large such institutions into either liquidation or combination, while drastically increasing the credit risk, and possibility of default, of bonds issued by such institutions faced with these troubles. Many of the institutions are having difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. In some cases, U.S. and foreign governments have acted to bail out or provide support to select institutions, however the risk of default by such issuers has nonetheless increased substantially.

   While the U.S. and foreign governments, and their respective government agencies, have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services company issuers will decrease as a result of these steps.

   Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulation.

   Banks face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley Act financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.


   Small Companies. The Portfolios may invest in stocks issued by small companies. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolios, or on the tax treatment of your Portfolio or of your investment in a Portfolio. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which includes the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit at the time of purchase.

   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charge and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, the sales charge will be as follows:

       Transaction
         Amount                             Sales Charge
     --------------                        --------------
Less than $50,000                               2.95%
$50,000 - $99,999                               2.70
$100,000 - $249,999                             2.45
$250,000 - $499,999                             2.10
$500,000 - $999,999                             1.85
$1,000,000 or more                              1.20

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 5,000 and 9,999 Units, your sales charge will be 2.70% of your Public Offering Price per Unit.

   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trusts in the initial offering period (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   Rollovers and Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of the Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. An exchange does not avoid a taxable event on the redemption or termination of an interest in a trust.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                                            Concession
       Transaction                           or Agency
         Amount*                            Commission
     --------------                        ------------
Less than $50,000                              2.25%
$50,000 - $99,999                              2.00
$100,000 - $249,999                            1.75
$250,000 - $499,999                            1.45
$500,000 - $999,999                            1.20
$1,000,000 or more                             0.65

---------------
* The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

Initial Offering Period                        Volume
Sales During Quarterly Period                Concession
------------------------------              ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: January - March; April - June; July - September; and October - December. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wells Fargo Advisors will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased unless the Preferred Distributor notifies the Sponsor that it elects to receive a separate payment following each applicable Quarterly Period. The "Preferred Distributors" include (1) the following firms and their affiliates: Edward D. Jones & Co., L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Smith Barney LLC, UBS Financial Services Inc. and Wells Fargo Advisors and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of this Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.


   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.


RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.50%
                                            ------
         Total sales charge                   0.50%
                                            ======

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units.

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." The estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). The actual net annual distributions are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase a Reinvest CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No later than the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of the Portfolios (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities within thirty days of a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".


   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and
(c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".


   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   Rollover. We currently intend to offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or
(2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, a terminating Portfolio may be permitted to sell Securities to a new trust series if those Securities are included in the new trust. The exemption may enable a Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.


   Termination. Your Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. Your Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Your Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately forty-five days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within thirty days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".


   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

   Sponsor. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that services more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and had more than $82 billion under management or supervision as of September 30, 2008. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,200 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking securities, investment management and wealth management services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of September 30, 2008, the total stockholders' equity of Van Kampen Funds Inc. was $150,025,763 (unaudited).

   The Sponsor and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" under the federal tax laws. If your Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay federal income taxes.

   Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Portfolio's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed at the capital gains tax rates for taxable years beginning before January 1, 2011. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be designated by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive in the transaction. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (zero for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended treats certain capital gains as ordinary income in special situations.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. These special rules relating to the taxation of qualified dividend income from regulated investment companies generally apply to taxable years beginning before January 1, 2011. Each Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the new capital gains tax rates.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio Assets when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.

   Deductibility of Portfolio Expenses. Generally, expenses incurred by your Portfolio will be deducted from the gross income received by your Portfolio and only your share of the Portfolio's net income will be paid to you and reported as taxable income to you. However, if the Units of your Portfolio are held by fewer than 500 Unitholders at any time during a taxable year, your Portfolio will generally not be able to deduct certain expenses from income, thus resulting in your reported share of your Portfolio's taxable income being increased by your share of those expenses, even though you do not receive a corresponding cash distribution. In this case you may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Portfolio will be characterized as dividends for federal income tax purposes (other than dividends which the Portfolio designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However distributions received by a foreign investor from the Portfolio that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Portfolio makes certain elections and certain other conditions are met.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

   Investors should consult their tax advisors concerning the federal, state, local and foreign tax consequences of investing in a Portfolio.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the stock selection fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.


   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Portfolios will pay license fees to Dow Jones & Company, Inc. and Horizon Investment Services, LLC for use of certain service marks and other property.


OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul, Hastings, Janofsky & Walker LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549.





TABLE OF CONTENTS
--------------------------------------------------------------------------------

          Title                                  Page


   The Dow Jones Total Market Portfolio, Enhanced
      Index Strategy...........................     2
   Enhanced Sector Strategy, Sector
      Rotation Portfolio.......................    10
   Portfolio Strategies........................    15
   Glossary of Strategy Screens................    20
   Notes to Hypothetical Performance Tables....    22
   Notes to Portfolios.........................    22
   Report of Independent Registered Public
      Accounting Firm..........................    23
   Statements of Condition ....................    24
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-2
   Risk Factors................................   A-2
   Public Offering.............................   A-5
   Retirement Accounts.........................  A-10
   Fee Accounts................................  A-10
   Rights of Unitholders.......................  A-11
   Portfolio Administration....................  A-14
   Taxation ...................................  A-16
   Portfolio Operating Expenses................  A-18
   Other Matters...............................  A-19
   Additional Information......................  A-20


--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO905

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                SEPTEMBER 8, 2009

                      The Dow Jones Total Market Portfolio,
                         Enhanced Index Strategy 2009-4

                            Enhanced Sector Strategy,
                        Sector Rotation Portfolio 2009-4




                              Van Kampen Funds Inc.

               Please retain this prospectus for future reference


Van Kampen
Investments




                             Information Supplement


                       Van Kampen Unit Trusts, Series 905


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                Table of Contents

                                                           Page


                           Risk Factors                       2
                           The Indexes                        7
                           Sponsor Information                7
                           Trustee Information                8
                           Taxation                           8
                           Portfolio Termination             10








Van Kampen
Investments




RISK FACTORS

   Price Volatility. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Basic Materials Issuers. Certain Portfolios may invest significantly in basic materials companies. Companies in the basic materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, leading to poor investment returns. Companies in the basic materials sector are at risk for environmental damage and product liability claims. Companies in the basic materials sector may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.

   Consumer Product and Retail Issuers. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


    Financial Services Issuers. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

   The effects of the global financial crisis that began to unfold in 2007 continue to manifest in nearly all the sub-divisions of the financial services industry. Financial losses and write downs among investment banks and similar institutions reached significant levels in 2008. The impact of these losses among traditional banks, investment banks, broker/dealers and insurers has forced a number of large such institutions into either liquidation or combination, while drastically increasing the credit risk, and possibility of default, of bonds issued by such institutions faced with these troubles. Many of the institutions are having difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. In some cases, U.S. and foreign governments have acted to bail out or provide support to select institutions, however the risk of default by such issuers has nonetheless increased substantially.

   While the U.S. and foreign governments, and their respective government agencies, have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services company issuers will decrease as a result of these steps.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act financial-services overhaul legislation allows banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The SEC and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.


   Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

   The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   Litigation. Certain of the issuers of Securities in the Portfolios may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

   Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because your Portfolio will pay brokerage fees.

   Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE INDEXES

   The Dow Jones Indices. The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly. Dow Jones' only relationship to the Portfolios is the licensing of certain trademarks, trade names and service marks of Dow Jones and the Dow Jones Indices, which are determined, composed and calculated by Dow Jones without regard to the Portfolios. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Dow Jones Indices. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Portfolios to be issued or in the determination or calculation of the equation by which the Portfolios are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Portfolios.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABLILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE PORTFOLIOS.

SPONSOR INFORMATION

   Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that services more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and had more than $82 billion under management or supervision as of September 30, 2008. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,200 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking securities, investment management and wealth management services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 522 Fifth Avenue, New York, New York 10036. As of September 30, 2008, the total stockholders' equity of Van Kampen Funds Inc. was $150,025,763 (unaudited). (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

   The Sponsor and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   Certain Portfolios intend to elect and to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   As a regulated investment company, the Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Internal Revenue Code of 1986, as amended (the "Code"), but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. The Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If the Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, the Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if the Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

   If the Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

   If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

   If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If a Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 45 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.


   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.


   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

              The Facing Sheet of Form S-6.
              The Prospectus.
              The Undertaking to File Reports.
              The Signatures.
              The Written Consents of Legal Counsel, Initial Evaluator and
                 Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     2.2 License Agreements. Reference is made to Exhibit 2.2 to the Registration Statements on Form S-6 of Van Kampen Unit Trusts, Series 562 (File No. 333-131871) dated March 7, 2006 and Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 884 (File No. 333-159186) dated July 7, 2009.

     7.1 Powers of Attorney. Reference is also made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (File No. 333-149060) dated March 18, 2008, and to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 882 (File No. 333-159184) dated July 1, 2009.



                           UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Van Kampen Unit Trusts, Series 905, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473, Series 486, Series 522, Series 573, Series 596, Series 615, Series 639, Series 664, Series 684, Series 687, Series 711, Series 786, Series 796, Series 813, Series 823, Series 843, Series 855, Series 873, Series 894, Series 898 and Series 908 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 905, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 8th day of September, 2009.

                                              VAN KAMPEN UNIT TRUSTS, SERIES 905

                                         BY: VAN KAMPEN FUNDS INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                          ----------------------
                                                              Executive Director

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on September 8, 2009, by the following persons who constitute the principal officers and a majority of the Board of Directors of Van Kampen Funds Inc.:

          SIGNATURE                             TITLE

Jerry Miller               Director, Chief Executive Officer and President

Edward C. Wood III         Director and Chief Operating Officer

Mark Patten                Chief Financial Officer and Treasurer

                                                         By: /s/ JOHN F. TIERNEY
                                                           ---------------------
                                                             (Attorney-in-fact*)

-------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.